

Lauren Stokes · 2nd

Founder & CEO at Hey Mama Wines

Fayetteville, Arkansas · 500+ connections · **Contact info**

🥂 **Hey Mama Wines**

🏛 **University of Arkansas**

Experience

Founder & CEO
Hey Mama Wines
May 2019 – Present · 7 mos
Florida

Founder & CEO
Lauren James
Apr 2013 – Mar 2018 · 5 yrs

Founder and former CEO of the women's apparel company, Lauren James. During my time as CEO we were named #53 on The Inc. 500 list for fastest growing companies in the US. Lauren James was also the #1 fastest growing company in Arkansas and #3 fastest growing retail company in the country.

 **Preppy Clothing for Women | Fashion Tee...**

RN
Washington Regional Medical Center
2011 – 2013 · 2 yrs

Education

University of Arkansas
Registered Nursing

Skills & Endorsements

Management · 14

Endorsed by **3 of Lauren's colleagues at Lauren James**

Fashion · 40

Endorsed by **5 of Lauren's colleagues at Lauren James**

Fashion Design · 16

Courtney Hoffman and 15 connections have given endorsements for this skill

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